October 6, 2006



Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010




Dear Mr. Hiller

RE:      GALLAHER GROUP PLC
         FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED APRIL 21, 2006
         FILE NO.:  001-14602

This letter sets forth the response to the comment letter of the Staff of the Securities and Exchange Commission (the "STAFF") dated September 25, 2006 (the "COMMENT LETTER") referring to Gallaher Group Plc's ("GALLAHER" or the "COMPANY") Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 FORM 20-F"). To facilitate your review, we have set forth herein each comment of the Commission, followed directly by the Company's respective response.

           FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

INFORMATION ON THE COMPANY, PAGE 20
-----------------------------------

BUSINESS OVERVIEW PAGE 22
-------------------------

LITIGATION, PAGE 30
-------------------

1. IN COMMENT 1 OF OUR LETTER TO YOU DATED MARCH 24, 2005, WE ADVISED THAT IF YOU CONTINUE TO BELIEVE THAT ALL COSTS INCURRED RELATED TO LITIGATING TOBACCO USE-RELATED CLAIMS ARE IMMATERIAL, EXPAND YOUR
     DISCLOSURE TO INDICATE THAT HISTORICALLY SUCH COSTS HAVE NOT BEEN MATERIAL TO YOU. IN YOUR RESPONSE DATED MARCH 30, 2005, YOU AGREED TO INCLUDE SUCH DISCLOSURE IN FUTURE FILINGS, AND ALSO EXPLAINED WHY SUCH COSTS HAVE NOT HISTORICALLY BEEN MATERIAL TO YOUR OPERATIONS. AS NOTED IN YOUR AFOREMENTIONED RESPONSE, THE LITIGATION CLIMATE IN THE UNITED STATES DIFFERS CONSIDERABLY FROM THAT OUTSIDE THE UNITED STATES (SPECIFICALLY IN THE UNITED KINGDOM, AS OUTLINED IN YOUR PREVIOUS RESPONSE). AS THIS IS A FILING MADE IN THE UNITED STATES TO USERS LOCATED THEREIN, ABSENT DISCLOSURE TO THE CONTRARY, USERS MAY EXPECT COSTS RELATED TO LITIGATING TOBACCO USE-RELATED CLAIMS TO BE SIGNIFICANT. AS SUCH, PLEASE REVISE YOUR DISCLOSURES TO PROVIDE THE RELEVANT DISCUSSION TO WHICH YOU PREVIOUSLY AGREED AND EXPLAIN THE UNDERLYING REASONS WHY SUCH COSTS HAVE NOT HISTORICALLY BEEN MATERIAL TO YOU.

In the Company's response letter dated March 30, 2005 to comment 1 of the comment letter of the Staff dated March 24, 2005 the Company agreed to include the following disclosure regarding tobacco related litigation costs in its Annual Report on Form 20-F for the fiscal year ended December 31, 2004:

"Costs incurred to litigate claims related to tobacco use and exposure to tobacco smoke were less than 2% of our total administrative expenses and have neither historically nor in the current fiscal year had a material impact on our results of operations."

The suggested disclosure was included in its Form 20-F for the Fiscal Year ended December 31, 2004, Item 8, Financial Information, Consolidated Statements and Other Financial Information, Litigation, page 95:

"Costs incurred to litigate claims related to tobacco use and exposure to tobacco smoke were less than 2% of our total administrative expenses in each of the years 2001-2004 and have neither historically nor in the current fiscal year had a material impact on our results of operations."

Comparable  disclosure  was also  included  in the 2005 Form 20-F,  Item 8,
Financial   Information,   Consolidated   Statements  and  Other  Financial
Information, Litigation, page 79.

The Company  believes  that the  disclosure is most relevant in response to
Item 8, since Item 8 of Form 20-F requires an issuer to provide information on any legal proceedings which may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

CONTROLS AND PROCEDURES, PAGE 99
--------------------------------

2. YOU STATE THAT YOUR CERTIFYING OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE REASONABLY DESIGNED. HOWEVER, ITEM 307 OF REGULATION S-K REQUIRES COMPANIES TO DISCLOSE THEIR OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF THEIR DISCLOSURE CONTROLS AND PROCEDURES AT ACCOMPLISHING THE ITEMS OUTLINED IN RULE 13A-15(E) OR 15D-15(E) OF THE EXCHANGE ACT. STATING THAT YOUR CONTROLS ARE REASONABLY DESIGNED DOES NOT CONCLUDE ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. THEREFORE, IT WILL BE NECESSARY
     FOR YOU TO  REVISE  YOUR  DISCLOSURES  TO  STATE  WHETHER  OR NOT YOUR
     DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, BASED ON THE EVALUATION CARRIED OUT BY YOUR CERTIFYING OFFICERS.

Rule 13a-15 provides that issuer's management must evaluate, with the participation of the issuer's principal executive and principal financial officers, the effectiveness of the issuer's disclosure controls and procedures, as at the end of each fiscal year in the case of a foreign private issuer. Item 307 of Regulation S-K requires the disclosure of the conclusions of the registrant's principal executive officer and principal financial officer regarding the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures. The Company believes that the disclosure included in Item 15 of the 2005 Form 20-F complies with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934 and Item 307 of Regulation S-K.

However, in light of the Staff's comment, in future filings the Company will conform its disclosure to be consistent with the Staff's request stated in the Comment Letter.

FINANCIAL STATEMENTS, PAGE F-1
------------------------------

3. REVISE YOUR DOCUMENT TO INCLUDE A STATEMENT OF CHANGES IN EQUITY, AS REQUIRED BY PARAGRAPH 96 OF IAS 1, OR TELL US WHY YOU BELIEVE IT IS NOT NECESSARY TO PROVIDE SUCH STATEMENT AS PART OF YOUR FINANCIAL STATEMENTS.

We acknowledge that IAS 1, paragraph 8 states that a set of financial statements must include a statement of changes in equity showing either (i) all changes in equity, or (ii) changes in equity other than those arising from transactions with equity holders acting in their capacity as equity holders.

Gallaher has adopted IAS 19 (revised) and recognises actuarial gains and losses for all defined benefit plans in the period in which they occur, outside profit or loss (paragraphs 93B-93D) in a statement of changes in equity titled consolidated Statement of Recognised Income and Expense ("SORIE"), comprising only the items specified in paragraph 96 of IAS 1. As actuarial gains and losses are recognised outside of profit or loss, IAS 19 (revised) paragraph 93b requires Gallaher to present the SORIE as a primary statement (page F-7 of the 2005 20-F) and a statement of changes in equity (as required by paragraph 97 of IAS 1) as a note to the financial statements (note 26 on page F-49 of the 2005 20-F).

CONSOLIDATED INCOME STATEMENTS, PAGE F-3
----------------------------------------

4. YOU PROVIDE THE MEASURE OF TOTAL PROFIT FROM OPERATIONS, EXCLUDING EXCEPTIONAL ITEMS AND AMORTIZATION OF INTANGIBLE ASSETS, AS A NOTE TO YOUR CONSOLIDATED INCOME STATEMENTS. TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO PROVIDE THIS NON-GAAP MEASURE ON THE FACE OF YOUR CONSOLIDATED FINANCIAL STATEMENTS.

IAS 1 paragraphs 81 and 82 set out the minimum requirements for line items that are to be presented on the face of the income statement, and Gallaher has complied with these provisions in full. IAS 1 also permits additional line items, headings and subtotals "when such presentation is relevant to an understanding of the entity's financial performance" (IAS 1, paragraph
83). The footnote to the income statement is a supplemental disclosure and refers to the non-GAAP measure "total profit from operations, excluding exceptional items and amortisation of intangible assets", also referred to as "EBITAE", further discussion of which is set out in Reconciliation of Non-GAAP Financial Measures on page 12 of the 2005 20-F. Gallaher believes that such disclosure is appropriate as this is a measure used both internally by management and externally by users of the financial statements, including investors and analysts, when assessing the underlying operating performance of the Group.


CONSOLIDATED BALANCE SHEETS, PAGE F-4
-------------------------------------

5. WE NOTE YOU PRESENT NET ASSETS/(LIABILITIES) WITHIN THIS FINANCIAL STATEMENT. GIVEN THE GUIDANCE IN PARAGRAPH 32 OF IAS 1, WHICH PROVIDES THAT ASSETS AND LIABILITIES SHALL NOT BE OFFSET, TELL US WHY YOU
     BELIEVE   IT  IS   APPROPRIATE   TO   PRESENT   THE   MEASURE  OF  NET
     ASSETS/(LIABILITIES).

The balance sheet has been prepared in accordance with IAS 1, paragraph 32 with total or gross assets and total or gross liabilities being presented separately on the face of the statements on page F-4 of the 2005 20-F. The "net assets" line is not an offset, but rather a sub-total that reconciles to total equity. IAS 1, paragraph 69 permits the disclosure of additional line items, headings and subtotals when such presentation is relevant to an understanding of the entity's financial position.


NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8
------------------------------------------------------------

REVENUE RECOGNITION, PAGE F-9
-----------------------------

6. YOU EXPLAIN THAT REVENUE INCLUDES AMOUNTS CHARGED TO CUSTOMERS FOR LICENSE FEES AND EXCISE DUTIES. TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO INCLUDE SUCH ITEMS WITHIN REVENUE, GIVEN THE GUIDANCE IN PARAGRAPH 8 OF IAS 18, WHICH STATES THAT ITEMS COLLECTED ON BEHALF OF THIRD PARTIES, SUCH AS GOODS AND SERVICES TAXES, ARE NOT ECONOMIC BENEFITS THAT FLOW TO THE ENTITY AND, THEREFORE, SHOULD BE EXCLUDED FROM REVENUE.

Licence fees received from third parties (eg. royalties) are economic benefits to Gallaher within the meaning of IAS 18 paragraph 8 and, as such, are included as revenue in the consolidated income statement.

In contrast to value added tax, which is levied directly on sales and collected on behalf of the appropriate tax authority, excise duty is levied primarily by reference to the production of tobacco products. As such, the Company accounts for excise duty as a component of the cost structure within the cost of goods sold (see accounting policy note 1 on page F-9 of the 2005 20-F). To the extent that the Company chooses or is able to pass on such production costs to its customers, they are included in revenues, and as these amounts are significant, the recovery of these costs is referred to within the revenue recognition policy note on F-9 of the 2005 20-F.

RESEARCH AND DEVELOPMENT, PAGE F-9
----------------------------------

7. REVISE YOUR DISCUSSION TO DISCLOSE THE AMOUNTS OF RESEARCH AND DEVELOPMENT EXPENDITURE RECOGNIZED AS AN EXPENSE DURING THE PERIODS PRESENTED IN YOUR FINANCIAL STATEMENTS, IN ACCORDANCE WITH PARAGRAPH 126 OF IAS 38, OR TELL US WHY YOU BELIEVE THE DISCLOSURE OF SUCH AMOUNT IS NOT REQUIRED.

A broad discussion of Gallaher's research and development activities is set out on pages 48 and 49 of the 2005 20-F. Such costs are charged to the income statement as incurred. These activities include brand and blend development, quality assurance and efficiency programmes, whereas the accounting definition for research and development under IAS 38 is much narrower and the amounts pertaining to this requirement are not material to the Company. As International Accounting Standards need not be applied to immaterial items (IAS 1 paragraph 31), this amount is not separately disclosed.

IMPAIRMENT OF ASSETS, PAGE F-10
-------------------------------

8. IT APPEARS YOU HAVE DUPLICATED YOUR DISCLOSURE REGARDING OTHER INTANGIBLE ASSETS THAT IS PROVIDED IMMEDIATELY PRECEDING THIS HEADING. REVISE YOUR DISCLOSURE TO ELIMINATE ANY DUPLICATE DISCLOSURES AND PROVIDE YOUR ACCOUNTING POLICY RELATED TO THE IMPAIRMENT OF ASSETS.

This duplication of disclosure arose due to an editorial mistake. The correct paragraphs were included in Gallaher's Annual Report and Accounts, which is published on the Company's corporate website, but an error occurred during the process of transposing the narrative into the 20-F document. The accounting policy for impairment is as follows and will be included in next year's filing:

Impairment of assets
--------------------
Assets that have an indefinite useful life are not subject to amortisation and are tested at least annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Discount rates reflecting the asset specific risks and the time value of money are used for the value in use calculation.

NOTE 3 - SEGMENT REPORTING PAGE F-14
------------------------------------

PRIMARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS, PAGE F-14
-----------------------------------------------------------

9. WITHIN YOUR PRESENTATION OF PRIMARY SEGMENTS, YOU PROVIDE A MEASURE OF NET ASSETS, AND SUBSEQUENTLY RECONCILE THIS MEASURE TO YOUR CONSOLIDATED BALANCE SHEETS. PARAGRAPH 67 OF IAS 14 REQUIRES THAT SEGMENT ASSETS AND LIABILITIES SHALL BE RECONCILED TO ENTITY ASSETS AND LIABILITIES, AND DOES NOT PROVIDE FOR RECONCILING THE AMOUNTS ON A NET BASIS. GIVEN THIS GUIDANCE, AND THE GUIDANCE NOTED IN AN EARLIER COMMENT REGARDING THE OFFSETTING OF ASSETS AND LIABILITIES PER IAS 1, TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO RECONCILE YOUR SEGMENT AMOUNTS ON A NET BASIS.

The assets and liabilities associated with each of Gallaher's primary business segments are initially set out on a gross basis in the table in note 2, in accordance with the provisions of IAS 1. These are then sub-totalled into one number, namely "net assets", and this measure is reconciled to the corresponding balance sheet caption, consistent with response 5. Gallaher has adopted this presentation as a bridge to UK investors who are used to a "net assets" sub-total. However, in light of the Staff's comments, the Company would be prepared to present unallocated assets and liabilities on a gross basis and reconcile segment assets and liabilities to total assets and liabilities in future filings.

NOTE 25 - PAGE F-48
-------------------

10. WE NOTE YOUR DISCLOSURE OF A MERGER RESERVE THAT WAS CREATED IN 2001 AS A RESULT OF YOUR ACQUISITION OF AUSTRIA TABAK. EXPAND YOUR DISCLOSURE TO EXPLAIN WHAT THE MERGER RESERVE IS AND WHY YOU CREATED THE RESERVE.

The following disclosure was included in the Reserves note in Gallaher's financial statements for 2001, the year in which the merger reserve was created:

"Merger reserve - In July 2001, the Company completed a private placing of 35,714,286 ordinary shares of 10p each in exchange for 100% of the equity and preference share capital of Harrigan Limited, a company incorporated in Jersey. Harrigan Limited was incorporated to facilitate the acquisition of Austria Tabak. In accordance with the provisions of merger relief under section 131 of the Companies Act 1985, the Company recorded the cost of the investment in Harrigan Limited at the nominal value of the shares issued. On consolidation, the excess of the fair value over the nominal value of the shares issued has been recorded as a merger reserve. Expenses arising on the issue of the equity shares have been written off to the Company's share premium account."

Since 2002, the above disclosure has been presented in a summarised format, as reflected in the 2005 20-F, given that this is a fixed reserve arising from a historical transaction. Upon the adoption of IFRS in 2005, the Austria Tabak acquisition was "grandfathered" under the transition provisions of IFRS 1, hence the merger reserve created in 2001 remained unchanged.

In light of the Staff's comments, the Company would be prepared to reinstate the 2001 disclosure provided above in future filings.

In connection with the response set forth above, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for the Staff's assistance in this matter. If you need any additional information or have any further comments or questions, please do not hesitate to contact me at 011 44 1932 832 656 or Tim Peterson at Fried, Frank, Harris, Shriver & Jacobson (London) LLP, our U.S. securities counsel, at 011 44 20 7972 9676.

Yours sincerely,

/s/ Mark E. Rolfe

Mark E. Rolfe
FINANCE DIRECTOR

c.c.  Mark A. Wojciechowski
      Staff Accountant, Securities and Exchange Commission

      Timothy Peterson
      Fried, Frank, Harris, Shriver & Jacobson (London) LLP